# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TaskUs, Inc., CIK 0001829864
CUSIP: 87652V109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1650 Independence Drive, Suite 100, New Braunfels, Texas (TX), 78132
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001862087

## Reporting persons
- Jaspar Weir: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 13,057,921; shared voting power 0; sole dispositive power 13,057,921; shared dispositive power 0; aggregate amount beneficially owned 13,057,921 (29.4% of the class)

## Item 1. Issuer
Name of issuer: TaskUs, Inc.
Address of issuer's principal executive offices: 1650 Independence Drive, Suite 100, New Braunfels, TX 78132.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Jaspar Weir (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o TaskUs, Inc., 1650 Independence Drive, Suite 100, New Braunfels, TX 78132.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of September 30, 2025, based upon 34,843,287 shares of Class A Common Stock outstanding as of August 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025.

The Reporting Person is the beneficial owner of 13,057,921 shares of Class A Common Stock, which consist of (i) 998,208 shares of Class A Common Stock held of record by the Reporting Person, (ii) 2,452,663 shares of Class A Common Stock held of record by various family trusts over which the Reporting Person claims beneficial ownership, (iii) 8,998,444 shares of Class B Common Stock held of record by various family trusts over which the Reporting Person claims beneficial ownership, each of which is convertible to Class A Common Stock on a one-for-one basis, and (iv) 608,606 shares of Company Class A Common Stock underlying options that are currently exercisable or will be exercisable within 60 days of of the date hereof and Company RSUs vesting within 60 days of the date hereof.
Percent of class: 29.4%
Sole power to vote or to direct the vote: 13,057,921
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,057,921
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
The Reporting Person, Bryce Maddock, certain affiliates of Blackstone Inc., and trusts for which the Reporting Person and Mr. Maddock serve as co-trustee or trustee, as applicable (collectively, the "Stockholders"), are parties to a Stockholders Agreement (the "Stockholder Agreement"), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agree that he is acting as a "group" with the other Stockholders within the meaning of Section 13(d) of the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. The other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jaspar Weir: /s/ Jaspar Weir, Jaspar Weir (11/14/2025)